Pursuant to Rule 433

Registration No. 333-264721

September 6, 2023

GATX Corporation

PRICING TERM SHEET

September 6, 2023

Issuer:	GATX Corporation

Pricing Date:	September 6, 2023

Expected Settlement Date:	September 8, 2023 (T+2)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable) / Fitch BBB+ (Stable)

Security:	6.050% Senior Notes due 2034

Size:	$300,000,000

Maturity Date:	March 15, 2034

Coupon:	6.050%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2024 (long first coupon)

Benchmark Treasury:	UST 3.875% due August 15, 2033

Benchmark Treasury Price and Yield:	96-21 /4.292%

Spread to Benchmark Treasury:	+180 basis points

Re-Offer Yield:	6.092%.

Price to Investors:	99.675%

Redemption:

At any time prior to December 15, 2033 (three months prior to the maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

At any time on or after the Par Call Date, we may redeem the notes at a redemption price equal to 100% of the principal amount of notes being redeemed.

CUSIP/ISIN:	361448 BM4 / US361448BM41

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc BMO Capital Markets Corp.
KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.